Exhibit 21.1

List of Subsidiaries of
Welsbach Technology Metals Acquisition Corp.

Entity Name	Place of Organization
WTMA Merger Subsidiary Corp.*	Delaware
WTMA Merger Subsidiary LLC*	Delaware

*	100% owned subsidiary of Welsbach Technology Metals Acquisition Corp.